UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42465

EUROHOLDINGS LTD
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroHoldings Ltd (the “Company”) on February 24, 2026: Euroholdings Ltd Reports Results for the Quarter and Twelve-Month Period Ended December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROHOLDINGS LTD.

Dated: February 25, 2026	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroholdings Ltd

Reports Results for the Quarter and Twelve-Month Period Ended December 31, 2025

Maroussi, Athens, Greece – February 24, 2026– Euroholdings Ltd (NASDAQ: EHLD, the “Company” or “Euroholdings”), an owner and operator of container carrier and tanker vessels and provider of container and tanker seaborne transportation services, announced today its results for the three and twelve-month periods ended December 31, 2025. The Company was incorporated by Euroseas Ltd. (NASDAQ: ESEA, or "Euroseas") to serve as the holding company of three subsidiaries that were contributed by Euroseas to Euroholdings effective January 1, 2025; Euroseas spun-off Euroholdings on March 17, 2025, which has since been operated as an independent company. The results below refer to Euroholdings and its subsidiaries for the periods presented. Historical comparative periods reflect the results of the carve-out operations of the three vessels that were contributed to the Company.

Fourth Quarter 2025 Financial Highlights:

•

Total net revenues of $4.5 million. Net income of $1.3 million or $0.45 earnings per share basic and diluted. Adjusted net income1 for the period remained unchanged at $1.3 million or $0.45 per share basic and diluted.

•

Adjusted EBITDA1 was $1.6 million.

•

An average of 2.5 vessels were owned and operated during the fourth quarter of 2025 earning an average time charter equivalent rate of $18,778 per day.

•

Declared a quarterly dividend of $0.14 per share for the fourth quarter of 2025, as in previous quarters, which is payable on or about March 17, 2026, to shareholders of record on March 10, 2026.

Twelve Months 2025 Financial Highlights:

•

Total net revenues of $13.2 million. Net income of $14.7 million or $5.25 earnings per share basic and diluted. Adjusted net income1 for the period was $4.5 million or $1.60 per share basic and diluted.

•

Adjusted EBITDA1 was $4.7 million.

•

An average of 2.2 vessels were owned and operated during the twelve months of 2025 earning an average time charter equivalent rate of $16,986 per day.

1Adjusted EBITDA, Adjusted net (loss) / income and Adjusted (loss) / income per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroholdings financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Recent developments:

 • On November 18, 2025, M/T Hellas Avatar, a medium-range (MR) product tanker vessel with capacity of 49,997 dwt, built in 2015 in South Korea, was delivered to the Company. The vessel was purchased for a price of $31.83 million from an affiliated party. An independent committee of disinterested directors was formed to evaluate and approve the transaction. A loan of $20.0 million was drawn from Piraeus Bank S.A. to partly finance the acquisition of the vessel.

Aristides Pittas, Chairman, President and CEO of Euroholdings, commented: “One more time, we are pleased to report solid results for the fourth quarter of 2025, consistent with our performance in the previous quarters. Our elder containerships are contracted out until the end of this year on profitable charters making significant cash flow contributions, with the potential for at least one of them, and possibly both, to be re-chartered for additional periods if market conditions would allow it.

“In line with our strategic repositioning, in November 2025, we completed the acquisition of a 2015-built medium-range product tanker marking an important step in the re-focusing of our investments in the product tanker sector. We plan to further strengthen and grow our fleet in this sector through the purchase of an additional modern medium-range product tanker in the very near future.

“Furthermore, we are pleased to declare our fourth quarterly dividend, representing an annualized yield of approximately 8%, supported by the strong earnings generated from our existing fleet. We remain firmly committed to positioning Euroholdings as a leading publicly listed owner and operator in the product tankers sector which we believe offers compelling structural fundamentals and growing relevance across both the global energy landscape and the capital markets. Through disciplined expansion and operational excellence, we aim to strengthen our competitive position, broaden our market presence, and establish a scalable platform for sustained expansion.”

Athina Atalioti, Chief Financial Officer of Euroholdings, commented: “Comparing our results for the fourth quarter of 2025 with the same period of 2024, our net revenues increased by about $0.9 million, due to the increased time charter equivalent rates our vessels earned in the fourth quarter of 2025 as compared to the fourth quarter of 2024. On a per-vessel-per-day basis, our vessels earned an average time charter equivalent rate of $18,778, 17.5% higher compared to $15,982 average time charter equivalent rate for the same period of 2024. In the fourth quarter of 2025, the Company owned and operated 2.5 vessels on average as compared to 3.0 vessels for the same period of 2024.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $8,372 per vessel per day during the fourth quarter of 2025 as compared to $8,088 per vessel per day for the same quarter of last year. This increase is mainly due to higher daily general and administrative expenses as a result of the fewer vessels we owned during the period as compared to the same period of 2024.

“Adjusted EBITDA1 during the fourth quarter of 2025 was $1.6 million versus $(0.9) million in the fourth quarter of last year.”

Fourth Quarter 2025 Results:

For the fourth quarter of 2025, the Company reported total net revenues of $4.5 million representing a 24.9% increase over total net revenues of $3.6 million during the fourth quarter of 2024. On average, 2.5 vessels were owned and operated during the fourth quarter of 2025 earning an average time charter equivalent rate of $18,778 per day compared to 3.0 vessels in the same period of 2024 earning on average $15,982 per day.

For the fourth quarter of 2025, voyage expenses amounted to $0.7 million and mainly relate to expenses incurred by one of our vessels while employed under a voyage charter, as compared to $0.1 million in the same period of 2024 which mainly included owners’ expenses in various ports.

Vessel operating expenses decreased to $1.4 million for the fourth quarter of 2025 from $1.8 million in the same period of 2024. The decrease is mainly attributable to the decreased average number of vessels owned and operated during the recent period.

During the fourth quarter of 2025, one vessel commenced her special survey with dry-dock to complete it during the first quarter of 2026, for a total cost of $0.3 million. During the fourth quarter of 2024 two of our vessels completed their special survey with drydock for a total cost of $2.2 million.

Vessel depreciation for the fourth quarter of 2025 increased to $0.25 million from $0.01 million in the fourth quarter of 2024, as a result of the depreciation charge for the newly acquired vessel within the fourth quarter of 2025.

Related party management fees for the period were $0.3 million for the fourth quarter of 2025 as compared to $0.2 million for the same period of 2024. This was the result of the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, for the container vessels from 810 Euros to 840 Euros per vessel per day and the unfavorable movement of the euro/dollar exchange rate during the period. The management fee for the container vessels is paid to Eurobulk Ltd. A rate of 1,250 Euros per day is paid for the tanker vessel. The manager for the tanker vessel is Latsco Marine Management Inc.

General and administrative expenses remained unchanged at $0.2 million for both the fourth quarters of 2025 and 2024.

Interest and finance cost increased to $0.1 million in the fourth quarter of 2025 compared to nil for the same period of 2024. This was the result of the loan drawn down for the acquisition of M/V “Hellas Avatar” in the fourth quarter of 2025. Interest income increased to $0.1 million for the fourth quarter of 2025 compared to nil in the same period of 2024. The increase in interest income is attributable to higher cash balances maintained during the fourth quarter of 2025 compared to the corresponding period in 2024.

The Company reported net income for the fourth quarter of 2025 of $1.3 million, as compared to net loss of $0.9 million for the same period of 2024.

Adjusted EBITDA1 for the fourth quarter of 2025 was $1.6 million compared to $(0.9) million achieved during the fourth quarter of 2024.

Basic and diluted earnings per share for the fourth quarter of 2025 was $0.45 calculated on 2,816,615 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.34 for the fourth quarter of 2024, calculated on 2,780,855 basic and diluted weighted average number of shares outstanding.

The adjusted earnings for the quarter ended December 31, 2025, increased to $0.45 per share basic and diluted compared to adjusted loss of $0.34 per share basic and diluted for the quarter ended December 31, 2024.

Twelve Months 2025 Results:

For the twelve months of 2025, the Company reported total net revenues of $13.2 million representing a 15.4% decrease over total net revenues of $15.6 million during the twelve months of 2024, which was the result of the lower average numbers of vessels operated during 2025 compared to the same period of 2024. On average, 2.2 vessels were owned and operated during 2025 earning an average time charter equivalent rate of $16,986 per day compared to 3.0 vessels in the same period of 2024 earning on average $15,025 per day.

In 2025, voyage expenses were $0.8 million and mainly relate to owners’ expenses in various ports and expenses incurred by one of our vessels while employed under a voyage charter. For the same period of 2024, voyage expenses were $1.0 million and relate to vessels repositioning between charters, expenses incurred by one of our vessels while employed under a voyage charter and expenses during operational off-hire and scheduled off-hire time.

Vessel operating expenses were $4.7 million for 2025 as compared to $6.4 million for 2024. The decrease is mainly attributable to the lower number of vessels operating in 2025 compared to the corresponding period in 2024.

Related party management fees for 2025 decreased to $0.9 million from $1.0 million for the same period of 2024 due to the lower number of vessels operating in 2025 partly offset by  the adjustment for inflation in the daily vessel management fee of the container vessels, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros, the unfavorable movement of the euro/dollar exchange rate during the period and the rate of 1,250 Euros per day paid for the tanker vessel.

General and administrative expenses for 2025 were $1.5 million compared to $0.8 million for the same period of 2024. The increased general and administrative expenses reflect mainly expenses related to the Company being public, including the compensation expense recognized due to accelerated vesting of share-based awards upon the change of control.

During 2025 one of our vessels completed its intermediate survey and another one entered dry-dock in order to pass its special survey that was completed in 2026, for a total cost of $0.6 million. During 2024 two of our vessels passed their special survey for a total cost of $2.6 million.

Vessel depreciation for 2024 was $0.04 million as a result of the fact that two of the three vessels of the Company were fully depreciated during 2023 while the last one was fully depreciated in the first semester of 2024. Vessel depreciation for 2025 was $0.3 million as a result of the depreciation charge for the newly acquired vessel within the fourth quarter of 2025.

On January 10, 2025, the Company signed an agreement to sell M/V Diamantis P, a 2,008 teu container carrier, built in 1998, for further trading, for approximately $13.2 million, resulting in a gain on sale of $10.2 million.

Interest and other financing costs for 2025 were $0.1 million as a result of the loan drawn down for the acquisition of M/V “Hellas Avatar” in the fourth quarter of 2025. For the same period of 2024 interest and other financing costs amounted to $0.1 million interest being incurred on the Company’s bank debt prior to it being fully repaid in March 2024.

Interest income increased to $0.2 million in 2025, compared to nil in the same period of 2024. The increase in interest income is attributable to higher cash balances maintained during 2025 compared to the corresponding period in 2024.

The Company reported net income for the period of $14.7 million, as compared to net income of $3.8 million, in 2024.

Adjusted EBITDA1 for 2025 was $4.7 million compared to $3.9 million achieved during 2024.

Basic and diluted earnings per share for 2025 was $5.25, calculated on 2,799,666 basic and diluted weighted average number of shares outstanding compared to earnings per share of $1.36, calculated on 2,780,855 basic and diluted weighted average number of shares outstanding for the year 2024.

Excluding the effect on the earnings of the gain on sale of vessel, the adjusted earnings for the year ended December 31, 2025, would have been $1.60 per share basic and diluted, compared to adjusted earnings of $1.36 per share basic and diluted, for the year ended December 31, 2024. Usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

Euroholdings Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
JOANNA (**)	Feeder	22,301	1,732	1999	TC until Mar-26 then until Sep-26, then until Nov-26	$19,000 $9,500 $16,500
AEGEAN EXPRESS (*)	Feeder	18,581	1,439	1997	TC until Nov-26	$16,700
Total Container Carriers	2	40,882	3,171
HELLAS AVATAR	Product Tanker	49,997		2015	Spot
Total Tankers	1	49,997
Grand Total	3	90,879

Note:

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

(**)

Period to November 2026 is at the option of the charterer.

Summary Fleet Data:

	3 months, ended December 31, 2024	3 months, ended December 31, 2025	12 months ended December 31, 2024	12 months ended December 31, 2025
FLEET DATA
Average number of vessels (1)	3.0	2.5	3.0	2.2
Calendar days for fleet (2)	276.0	227.4	1,098.0	787.8
Scheduled off-hire days incl. laid-up (3)	47.7	11.7	58.7	19.0
Available days for fleet (4) = (2) - (3)	228.3	215.7	1,039.3	768.8
Commercial off-hire days (5)	-	-	3.3	-
Operational off-hire days (6)	0.2	3.6	4.0	3.6
Voyage days for fleet (7) = (4) - (5) - (6)	228.1	212.1	1,032.0	765.2
Fleet utilization (8) = (7) / (4)	99.9%	98.3%	99.3%	99.5%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	99.9%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.9%	98.3%	99.6%	99.5%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	15,982	18,778	15,025	16,986
Vessel operating expenses excl. drydocking expenses (12)	7,363	7,378	6,670	7,122
General and administrative expenses (13)	725	994	744	1,850
Total vessel operating expenses (14)	8,088	8,372	7,414	8,972
Drydocking expenses (15)	7,888	1,149	2,383	797

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Average time charter equivalent rate, or average TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. Average TCE provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of average TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast: Tomorrow, February 25, 2026 at 09:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroHoldings” to the operator and/or conference ID 13758898. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio Webcast- Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.euroholdings.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the fourth quarter ended December 31, 2025, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroholdings.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroholdings Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended December 31,	Three Months Ended December 31,	Twelve months Ended December 31, 2024	Twelve months Ended December 31, 2025
	2024	2025
	(unaudited)
Revenues
Time charter revenue	3,764,234	2,812,870	16,043,730	11,919,860
Voyage charter revenue	-	1,892,232	473,055	1,892,232
Commissions	(179,617)	(226,682)	(876,154)	(583,741)
Net revenues	3,584,617	4,478,420	15,640,631	13,228,351

Operating expenses / (income)
Voyage expenses	118,824	722,291	1,010,520	814,615
Vessel operating expenses	1,788,920	1,412,008	6,351,471	4,730,334
Drydocking expenses	2,177,237	261,348	2,616,834	628,216
Vessel depreciation	10,266	249,473	43,070	302,962
Related party management fees	243,402	265,849	971,346	880,359
General and administrative expenses	200,095	226,081	817,098	1,457,535
Gain on sale of vessel	-	-	-	(10,230,210)
Total Operating expenses / (income), net	4,538,744	3,137,050	11,810,339	(1,416,189)

Operating (loss) / income	(954,127)	1,341,370	3,830,292	14,644,540

Other income / (expenses)
Interest and other financing costs	-	(137,787)	(65,989)	(137,787)
Foreign exchange gain/ (loss)	6,200	(2,391)	8,940	(23,665)
Interest income	-	68,859	-	226,779
Other income / (expenses), net	6,200	(71,319)	(57,049)	65,327
Net (loss) / income	(947,927)	1,270,051	3,773,243	14,709,867
(Loss) / earnings per share, basic and diluted	(0.34)	0.45	1.36	5.25
Weighted average number of shares, basic and diluted	2,780,855	2,816,615	2,780,855	2,799,666

Euroholdings Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2024	December 31, 2025

ASSETS
Current Assets:
Cash and cash equivalents	129,541	3,343,183
Trade accounts receivable	443,229	1,831,129
Other receivables	65,259	194,160
Inventories	647,879	611,039
Prepaid expenses	107,799	216,500
Due from related company	980,952	1,059,884
Total current assets	2,374,659	7,255,895
Fixed assets:
Vessels, net	6,238,768	35,168,249
Long-term assets:
Restricted cash	-	300,000
Total assets	8,613,427	42,724,144

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loan, current portion	-	1,516,677
Trade accounts payable	1,510,281	802,229
Accrued expenses	710,587	567,356
Deferred revenue	153,791	1,440,012
Total current liabilities	2,374,659	4,326,274

Long-term bank loan, net of current portion	-	18,346,134
Total long-term liabilities	-	18,346,134
Total liabilities	2,374,659	22,672,408
Shareholders' equity:
Share capital ($0.01 par value; 100,000,000 shares authorized, 0 and 2,816,615 issued and outstanding)	-	28,166
Additional paid-in capital	-	6,496,682
Net former parent company investment	6,238,768	-
Retained earnings	-	13,526,888
Total shareholders’ equity	6,238,768	20,051,736
Total liabilities and shareholders’ equity	8,613,427	42,724,144

Euroholdings Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2024	2025

Cash flows from operating activities:
Net income	3,773,243	14,709,867
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	43,070	302,962
Share based compensation cost	-	286,080
Gain on sale of vessel	-	(10,230,210)
Amortization of deferred charges	33,740	2,811
Changes in operating assets and liabilities	1,111,343	(1,129,119)
Net cash provided by operating activities	4,961,396	3,942,391

Cash flows from investing activities:
Cash paid for vessel acquisitions and vessel improvements	(208,134)	(31,981,257)
Net proceeds from sale of vessel	-	12,875,487
Net cash used in investing activities	(208,134)	(19,105,770)
Cash flows from financing activities:
Proceeds from long- term debt	-	20,000,000
Repayment of long-term bank loan	(1,925,000)	-
Loan arrangement fees paid	-	(140,000)
Net transfers to former parent company	(3,192,108)	-
Dividends paid	-	(1,182,979)
Net cash (used in) / provided by financing activities	(5,117,108)	18,677,021

Net (decrease) / increase in cash, cash equivalents and restricted cash	(363,846)	3,513,642
Cash, cash equivalents and restricted cash at beginning of year	493,387	129,541
Cash, cash equivalents and restricted cash at end of year	129,541	3,643,183

Euroholdings Ltd.

Reconciliation of Adjusted EBITDA to

Net (loss) / income

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2024	Three Months Ended December 31, 2025	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2025
Net (loss) / income	(947,927)	1,270,051	3,773,243	14,709,867
Interest and other financing costs / (interest income) - net	-	68,928	65,989	(88,992)
Vessel depreciation	10,266	249,473	43,070	302,962
Gain on sale of vessel	-	-	-	(10,230,210)
Adjusted EBITDA[1]	(937,661)	1,588,452	3,882,302	4,693,627

Adjusted EBITDA1 Reconciliation:

Euroholdings Ltd. considers Adjusted EBITDA to represent net (loss) / income before interest and other financing costs, income taxes, depreciation and gain on sale of vessel. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because as a supplemental basis upon which the Company assesses its financial performance and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, gain on sale of vessel and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in shipping or other industries.

Euroholdings Ltd.

Reconciliation of Adjusted net (loss) / income1 to Net (loss) / income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended December 31, 2024	Three Months Ended December 31, 2025	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2025
Net (loss) / income	(947,927)	1,270,051	3,773,243	14,709,867
Gain on sale of vessel	-	-	-	(10,230,210)
Adjusted net (loss) / income	(947,927)	1,270,051	3,773,243	4,479,657
Adjusted (loss) / earnings per share, basic and diluted	(0.34)	0.45	1.36	1.60
Weighted average number of shares, basic and diluted	2,780,855	2,816,615	2,780,855	2,799,666

Adjusted net (loss) / income1 and Adjusted (loss) / earnings per share Reconciliation:

Euroholdings Ltd. considers Adjusted net (loss) / income to represent net (loss) / income before gain on sale of vessel. Adjusted net (loss) / income and Adjusted (loss) / earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain on sale of vessel, which may significantly affect results of operations between periods.

Adjusted net (loss) / income and Adjusted (loss) / earnings per share do not represent and should not be considered as an alternative to net (loss) / income or earnings per share, as determined by GAAP, The Company's definition of Adjusted net (loss) / income and Adjusted (loss) / earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net (loss) / income and Adjusted (loss) / earnings per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About Euroholdings Ltd.

Euroholdings Ltd. was formed on March 20, 2024, under the laws of the Republic of the Marshall Islands. The Company was incorporated by Euroseas Ltd. (NASDAQ: ESEA, or "Euroseas") to serve as the holding company of three subsidiaries that were contributed by Euroseas effective January 1, 2025. On March 17, 2025, Euroseas distributed all the shares of Euroholdings to its shareholders thereby spinning off Euroholdings. Euroholdings began trading on NASDAQ Capital Market under the ticker EHLD on March 18, 2025.

Euroholdings operates in the container shipping market. Euroholdings' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroholdings employs its vessels on period charters.

The Company has a fleet of 2 Feeder container carriers with a total carrying capacity of 3,171 TEU and a medium range (MR) product tanker with capacity of 49,997 dwt.

Forward Looking Statement

This press release contains forward-looking statements, including as defined under U.S. federal securities laws, concerning future events. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions.  Words such as “anticipates,” “may,” “potential,” “predicts,” “projects,” “should,” "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission (the “SEC”). Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Visit our website www.Euroholdings.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Strategy Officer & Treasurer Euroholdings Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@Euroholdings.gr	Nicolas Bornozis / Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: euroholdings@capitallink.com